As filed with the Securities and Exchange Commission on August 13, 2007

Registration No. 333-10904

_____________________

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

POST EFFECTIVE AMENDMENT NO. 2 TO THE

FORM F-6

REGISTRATION STATEMENT

under

THE SECURITIES ACT OF 1933

For American Depositary Shares

of

TELSTRA CORPORATION LIMITED

(A.C.N. 051 775 556)

(Exact name of issuer of deposited securities as specified in its charter)

N/A

(Translation of issuer's name into English)

AUSTRALIA CAPITAL TERRITORY, AUSTRALIA

(Jurisdiction of incorporation or organization of issuer)

THE BANK OF NEW YORK

(Exact name of depositary as specified in its charter)

One Wall Street, New York, New York 10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

_______________________

The Bank of New York

ADR Division

One Wall Street, 29th Floor

New York, New York 10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Peter B. Tisne, Esq.

Emmet, Marvin & Martin, LLP

120 Broadway

New York, New York 10271

(212) 238-3010

It is proposed that this filing become effective under Rule 466

[ ] immediately upon filing

[ ] on (Date) at (Time)

If a separate registration statement has been filed to register the deposited shares, check the following box.  [ ]

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(c) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(c) may determine.

Pursuant to Rule 429 under the Securities Act of 1933, the Prospectus contained herein also relates to the Depositary Shares of the registrant covered by a previous Registration Statement on Form F-6 of the registrant (Regis. No. 333-7604).

The prospectus consists of the proposed revised Form of American Depositary Receipt included as Exhibit A to the amended and restated Form of Deposit Agreement filed as Exhibit 1 to this Post-Effective Amendment No. 2 to the Registration Statement which is incorporated herein by reference.

PART I

INFORMATION REQUIRED IN PROSPECTUS

Item - 1.

Description of Securities to be Registered

Cross Reference Sheet

Location in Form of Receipt

Item Number and Caption

Filed Herewith as Prospectus

1.  Name and address of depositary

Introductory Article

2.  Title of American Depositary Receipts and identity of

Face of Receipt, top center

deposited securities

Terms of Deposit:

(i)  The amount of deposited securities represented

Face of Receipt, upper right corner

by one unit of American Depositary Receipts

(ii)  The procedure for voting, if any, the deposited

Articles number 13, 14 and 18

securities

(iii)  The collection and distribution of dividends

Articles number 4, 10, 13 and 18

(iv)  The transmission of notices, reports and proxy

Articles number 13, 14, 16 18 and

soliciting material

26

(v)  The sale or exercise of rights

Articles number 12, 13 and 18

(vi)  The deposit or sale of securities resulting from

Articles number 10, 13, 15 and

dividends, splits or plans of reorganization

18

(vii)  Amendment, extension or termination of the

Articles number 20 and 29

deposit agreement

(viii)  Rights of holders of Receipts to inspect the

Article number 16

transfer books of the depositary and the list of

holders of Receipts

(ix)  Restrictions upon the right to deposit of

Articles number 2, 3, 4, 11, 27 and

withdraw the underlying securities

28

(x)  Limitation upon the liability of the depositary

Articles number 12, 18, 19 and 20

3.  Fees and Charges

Articles number 6 and 11

Item – 2.

Available Information

Public reports furnished by issuer

Article number 26

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item - 3.

Exhibits

a.

Form of Deposit Agreement dated as of November 25, 1997, as amended and restated as of August 23, 1999, as further amended and restated as of October 15, 1999, as further amended and restated as of ________, 2007, among Telstra Corporation Limited, The Bank of New York as Depositary, and all Owners and Beneficial Owners from time to time of American Depositary Shares issued thereunder. – Filed herewith as Exhibit 1.

b.

Form of Letter Agreement among Telstra Corporation Limited and The Bank of New York relating to pre-release activities. – Previously Filed.

c.

Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. – See (a) and (b) above.

d.

Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to legality of the securities to be registered. – Previously Filed.

e.

Certification under Rule 466. – Not Applicable.

Item - 4.

Undertakings

Previously Filed.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment No. 2 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, August 13, 2007.

Legal entity created by the agreement for the issuance of American Depositary Shares for ordinary shares of Telstra Corporation Limited.

By:

The Bank of New York,
 As Depositary

By:  /s/ David S. Stueber

Name:  David S. Stueber

Title:    Managing Director

Pursuant to the requirements of the Securities Act of 1933, Telstra Corporation Limited has caused this Post-Effective Amendment No. 2 to the Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in the City of Melbourne, Victoria, Commonwealth of Australia on August 13, 2007.

TELSTRA CORPORATION LIMITED

By:  /s/ John V. Stanhope
Name:  John V. Stanhope
Title:    Chief Financial Officer

Each person whose signature appears below hereby constitutes and appoints John V. Stanhope, Douglas C. Gration and Cliff B. Davis, and each of them, with full power of substitution, his true and lawful attorney-in-fact, to sign in the name and on behalf of such person any amendment or any post-effective amendment to the Registration Statement, or any related registration statement, and to file the same, with exhibits thereto and any documents in connection therewith, with the Securities and Exchange Commission, and hereby authorizes each of said attorneys, with full power of substitution, to do, in his name and on his behalf, every act that such attorney may deem appropriate in connection therewith.

Name

Title

/s/ Donald G. McGauchie

Donald G. McGauchie

Chairman

/s/ Sol Trujillo

Sol Trujillo

Chief Executive Officer and Director

/s/ Geoffrey Cousins

Geoffrey Cousins

Director

/s/ Belinda J. Hutchinson

Belinda J. Hutchinson

Director

/s/ Catherine B. Livingstone

Catherine B. Livingstone

Director

/s/ Charles Macek

Charles Macek

Director

/s/ John W. Stocker

John W. Stocker

Director

/s/ Peter J. Willcox

Peter J. Willcox

Director

/s/ John D. Zeglis

John D. Zeglis

Director

/s/ John V. Stanhope

John V. Stanhope

Chief Financial Officer and Principal

Accounting Officer

/s/ Amy G. Rosen

Amy G. Rosen

Authorized Representative in the

United States

INDEX TO EXHIBITS

Exhibit

Number

Exhibit

1

Form of Deposit Agreement dated as of November 25, 1997, as amended and restated as of August 23, 1999, as further amended and restated as of October 15, 1999, as further amended and restated as of _________, 2007,

among Telstra Corporation Limited, The Bank of New York as

Depositary, and all Owners and Beneficial Owners from time to time of American Depositary Shares issued thereunder.